AMERICAN BONANZA PROVIDES COPPERSTONE
GOLD MINE PROGRESS FOR APRIL 2013

May 28, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) ("Bonanza” or "Company") is pleased to announce progress at the 100% owned Copperstone gold mine in Arizona during April 2013.

April experienced steady progress towards design rates as the focus on mine planning yielded higher ore grades, increased development footage, further production footage, and slightly higher recovery figures than March. Early indicators show that this trend continues in May with 718 Oz of gold shipped in the first twenty days of May 2013.

Production Summary (see below for detailed breakdown of figures)

Development Mining	January ‘13	February ‘13	March ‘13	April ‘13
Zones	< 4	7	6	5
Development mined	146 t/d	253 t/d	167 t/d	291 t/d
Ore Mining
Total rock mined	463 t/d	562 t/d	474 t/d	622 t/d
Ore mined	317 t/d	308 t/d	347 t/d	331 t/d
Rounds per day mined	5	4.3	5.2	4.9
Ore Processing
Ore processed	322 t/d	315 t/d	333 t/d	346 t/d
Mill recovery	82%	86%	80%	81%
Concentrates
Gravity concentrate	15 Oz/ t	47 Oz/t	34 Oz/t	30 Oz/t
Flotation concentrate	23 Oz/t	30 Oz/t	18 Oz/t	27 Oz/t
Gold shipped	520 Oz	878 Oz	670 Oz	815 Oz

Ore Mining

  827 feet of ore was mined, which is 11% more than March. The mine performed at an average of 4.9 rounds of mining progress per day.
  Total ore mined for April was 331 t/d. Mine production levels decreased slightly from March as the focus during the month was to catch-up on development mining. Increasing backfill productivity is a focus for May in order to increase production levels towards the target design rate.

Development Mining
During April the results of the new mining plan, announced in March, saw an increase of 56% relative to the previous month in development footage, to 827 feet during April.

Ore Processing

  The milled tons increased in April from 10,322 in March to 10,393.
  The grade also improved to 0.0969 in April - from 0.0808 in March.
  Mill recovery during April averaged 81%. Whilst the recovery rate showed improvement, it is expected that higher recovery rates will be attained once the improvement in the head grade is achieved as a result of the new mine planning.

Concentrates
815 ounces of gold were shipped during April, and 718 ounces were shipped during the first twenty days of May. This is due to the increased focus on geology and assay results to limit dilution of higher grade ore, and as a result of the revised mine planning activity.

Mr. Brian Kirwin, President & CEO, commented:

"The impact of the new mining approach is beginning to take effect, and early indicators show that May started off positively. The priority is to continue to develop more ore headings while improving the head grade going to the mill. With this sustained focus by our engineering and geology departments, we are working hard to achieve design rates, and thereby commercial production, as soon as possible.”

Mine and mill performance for the month of May will be announced towards the end of June.

The Company announces the resignation of Mr. Giulio Bonifacio as director of Bonanza. Mr. Bonifacio is reducing his directorships in order to focus on his other business interests. Mr. Bonifacio’s knowledge and experience were invaluable to the development of the Company. We thank him for his many years with Bonanza and wish Mr. Bonifacio continued success in all of his business endeavours.

About American Bonanza Gold Corp: Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin, President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.